Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following is a press release first made available on April 21, 2022.

Outfoxing Cyber Threats: Join ZeroFox CEO, CFO in Fireside Chat April 26 at 2PM ET

IPO Edge and the Palm Beach Hedge Fund Association will host a webinar with the CEO and CFO of ZeroFox, Inc. and the CEO of L&F Acquisition Corp. (NYSE: LNFA) on Tuesday, April 26 at 2pm ET to discuss external cybersecurity software and going public. The live event will feature ZeroFox Founder and CEO James C. Foster, CFO Tim Bender, and L&F Acquisition Corp. CEO Adam Gerchen, joined by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes and including a Q&A with the audience.

To register, CLICK HERE

About ZeroFox

ZeroFox, Inc., an enterprise software-as-a-service (Saas) leader in external cybersecurity, and L&F Acquisition Corp. (NYSE: LNFA), a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses, today announced that they have entered into a definitive agreement for a business combination that will result in ZeroFox becoming a publicly traded company with an expected equity value of approximately $1.4 billion, assuming no redemptions. As part of the transaction, ZeroFox will acquire IDX, a leading digital privacy protection and data breach response services company, resulting in the creation of a cybersecurity provider addressing the full lifecycle of external cyber threats and risks for its customers. Upon closing of the transaction, the combined company will be renamed ZeroFox Holdings, Inc. and expects to be listed under the ticker symbol “ZFOX”.

ZeroFox provides enterprises external threat intelligence and protection to disrupt threats to brands, people, assets and data across the public attack surface in one, comprehensive platform. With complete global coverage across the surface, deep and dark web and an artificial intelligence-based analysis engine, the ZeroFox Platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats and more. The patented ZeroFox Platform technology processes and protects millions of posts, messages and accounts daily across the social and digital landscape, spanning LinkedIn, Facebook, Slack, Instagram, Pastebin, YouTube, mobile app stores, domains, cloud-based email and more. Visit www.zerofox.com for more information.

Mssrs. Foster, Bender and Gerchen will discuss:

◾	Why L&F selected ZeroFox
◾	Why ZeroFox opted to become public via SPAC and why L&F was the right partner for ZeroFox
◾	What is external cyber security and why is it important now?
◾	Examples of how ZeroFox works with its clients
◾	What does the market opportunity look like for external cyber security in the future?

Contact:

Alan Hatfield, Director of Research

ah@capmarketsmedia.com

Twitter: @IPOEdge

Instagram: @IPOEdge

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox’s and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LNFA’s registration statement on Form S-4 (File No. 333-262570) and amendments thereto filed in connection with the Business Combination, and other documents filed by LNFA from time to time with the SEC.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA has filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of LNFA, which will be both the proxy statement to be distributed to holders of LNFA's ordinary shares in connection with the solicitation of proxies for the vote by LNFA's shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers and such other persons may be found in the Registration Statement, including amendments thereto,  and other reports which are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

About ZeroFox

ZeroFox, a leader in external cybersecurity, provides enterprises external threat intelligence and protection to disrupt threats to brands, people, assets and data across the public attack surface in one platform. With global coverage across the surface, deep and dark web and an artificial intelligence-based analysis engine, the ZeroFox Platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats and more. The patented ZeroFox Platform technology processes and protects millions of posts, messages and accounts daily across the social and digital landscape, spanning LinkedIn, Facebook, Slack, Instagram, Pastebin, YouTube, mobile app stores, domains, cloud-based email and more. ZeroFox and the ZeroFox logo are trademarks or registered trademarks of ZeroFox, Inc. and/or its affiliates in the U.S. and other countries. Third-party trademarks mentioned are the property of their respective owners. Visit www.zerofox.com for more information.

About IDX

IDX is a proven partner in digital privacy protection. Thousands of organizations and over 40 million individuals trust IDX to protect sensitive personal information from the growing threat of cybercrime. As a leading provider of data breach response services, IDX serves both public and private sector clients as an unparalleled strategic partner in data protection. Visit www.idx.us for more information.

About L&F Acquisition Corp.

L&F Acquisition Corp. is a blank check company formed for the purpose of entering into a combination with one or more businesses, with the intent to concentrate on identifying technology and services businesses in the Governance, Risk, Compliance and Legal (“GRCL”) sector. L&F Acquisition Corp. is sponsored by JAR Sponsor, LLC, a newly organized special purpose vehicle under the common control of entities affiliated with Chairman Jeffrey C. Hammes, CEO Adam Gerchen, and Victory Park Capital. Visit www.lfacquisitioncorp.com for more information.

Contacts:
ZeroFox
Media Inquiries:
Malory Van Guilder
zerofox@skyya.com

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

IDX
Media Inquiries
Alisha Sheth, Pinkston Group
alisha.sheth@pinkston.co

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

L&F Acquisition Corp.
Media Inquiries
Julia Fisher, Edelman
julia.fisher@edelman.com

Investor Relations
info@lfacquisitioncorp.com